Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely pursuant to the Offer to Purchase dated December 9, 2024 and the related Letter of Transmittal and any amendments or supplements thereto. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any jurisdiction in which the making of the Offer or acceptance thereof would not be in compliance with the laws of such jurisdiction. In those jurisdictions where the applicable laws require that the Offer be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of Offeror (as defined below) by one or more registered brokers or dealers licensed under the laws of such jurisdiction to be designated by Offeror.

Notice of Offer to Purchase

All Outstanding Shares of Common Stock of

Poseida Therapeutics, Inc.

at

$9.00 per share in cash,

plus one non-transferable contingent value right per share representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per share in cash on the achievement of specified milestones on or prior to the applicable milestone outside dates

pursuant to the Offer to Purchase dated December 9, 2024

by

Blue Giant Acquisition Corp.

a wholly owned subsidiary of

Roche Holdings, Inc.

Blue Giant Acquisition Corp., a Delaware corporation (“Offeror”) and a wholly owned subsidiary of Roche Holdings, Inc., a Delaware corporation (“Parent”), is offering to purchase all issued and outstanding shares of common stock, par value $0.0001 per share (the “Shares”), of Poseida Therapeutics, Inc., a Delaware corporation (“Poseida”), for (i) $9.00 per Share, in cash, without interest (the “Cash Amount”) less any applicable withholding taxes, plus (ii) one non-transferable contingent value right (each, a “CVR”) per Share, representing the right to receive certain contingent payments of up to an aggregate amount of $4.00 per Share, in cash, without interest less any applicable withholding taxes, upon the achievement of certain specified milestones on or prior to the applicable milestone outside dates in accordance with the terms and conditions set forth in the Contingent Value Rights Agreement (the “CVR Agreement”) to be entered into with a rights agent (the “Rights Agent”) mutually agreeable to Parent and Poseida (the Cash Amount plus one CVR, collectively, or any different amount that may be paid pursuant to the Offer (as defined below) to the extent permitted under the Merger Agreement (as defined below), the “Offer Consideration”), upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 9, 2024 (as it may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related letter of transmittal (as amended or supplemented from time to time, the “Letter of Transmittal” and which, together with the Offer to Purchase, constitutes the “Offer”). Tendering stockholders whose Shares are registered in their names and who tender directly to Offeror will not be charged brokerage fees or similar expenses on the sale of Shares pursuant to the Offer. Tendering stockholders whose Shares are registered in the name of their broker, bank or other nominee should consult such nominee to determine if any fees may apply. The Offer is being made pursuant to the Agreement and Plan of Merger, dated as of November 25, 2024 (the “Merger Agreement”), among Parent, Offeror and Poseida.

THE OFFER AND WITHDRAWAL RIGHTS EXPIRE AT ONE MINUTE AFTER 11:59 P.M., NEW YORK CITY TIME, ON

TUESDAY, JANUARY 7, 2025, UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the conditions set forth in the Merger Agreement, Offeror will merge with and into Poseida (the “Merger”), with Poseida continuing as the surviving corporation and becoming a wholly owned subsidiary of Parent. At the effective time of the Merger, each outstanding Share (other than (i) Shares held in the treasury of Poseida or owned by Poseida, Parent, Offeror or any direct or indirect subsidiary of Poseida, Parent or Offeror, or (ii) Shares held by any stockholders who are entitled to and have properly exercised and perfected a demand for appraisal of such Shares in accordance with Section 262 of the Delaware General Corporation Law (the “DGCL”)) will be canceled and converted into the right to receive the Offer Consideration from Offeror, less any applicable withholding taxes. The Merger Agreement is more fully described in “The Offer—Section 13—The Transaction Documents” in the Offer to Purchase.

If the Offer is consummated, Offeror does not anticipate seeking the approval of Poseida’s remaining public stockholders before effecting the Merger. The parties have agreed and the Merger Agreement requires that, subject to the conditions specified in the Merger Agreement, the Merger will become effective as soon as practicable after the consummation of the Offer, without a vote of Poseida’s stockholders, in accordance with Section 251(h) of the DGCL.

The Poseida board of directors (the “Poseida Board”) has duly and unanimously (i) determined that the transactions contemplated by the Merger Agreement and the CVR Agreement, including the Offer and the Merger, are advisable and fair to, and in the best interests of, Poseida and its stockholders; (ii) approved the execution, delivery and performance by Poseida of the Merger Agreement and the consummation of transactions contemplated thereby, including the Offer and the Merger, and approved the CVR Agreement and the transactions contemplated thereby; (iii) resolved that the Merger Agreement will be effected under Section 251(h) of the DGCL; and (iv) resolved to recommend that Poseida’s stockholders accept the Offer and tender their Shares to Offeror pursuant to the Offer.

On the date of the Offer to Purchase, Poseida will file its Tender Offer Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”) with the United States Securities and Exchange Commission (the “SEC”) and disseminate the Schedule 14D-9 to Poseida stockholders with the Offer to Purchase. The Schedule 14D-9 will include a more complete description of the Poseida Board’s reasons for authorizing and approving the Merger Agreement, the CVR Agreement and the transactions contemplated thereby and therefore stockholders are encouraged to review the Schedule 14D-9 carefully and in its entirety.

The Offer is conditioned upon, among other things, (i) there being validly tendered in accordance with the terms of the Offer (and “received” as defined in Section 251(h) of the DGCL), that number of Shares that were not validly withdrawn and that, when added to any Shares owned by Parent and its affiliates, excluding any Shares tendered pursuant to guaranteed delivery procedures that have not yet been “received”, represents at least one more Share than 50% of the total number of Shares outstanding at the time Offeror accepts such tendered Shares for payment (the “Minimum Condition”); (ii) (A) the waiting period under the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (and any extensions thereof) applicable to the acquisition of the Shares pursuant to the Offer and the consummation of the Merger having expired or been terminated, (B) the applicable waiting periods under applicable antitrust laws in specified jurisdictions having expired or been terminated and the applicable consents or approvals required under the applicable antitrust laws in specified jurisdictions having been obtained, and (C) any of the actions, events or circumstances specified in clause (z) of paragraph (a) under “The Offer—Section 15—Conditions to the Offer” in the Offer to Purchase under applicable antitrust laws in specified jurisdictions having not occurred (such conditions in this clause (ii) and clause (v) below (in the case of clause (v), as such Restraint or legal proceeding relates to any antitrust laws), the “Regulatory Condition”); (iii) Poseida’s compliance in all material respects with its covenants and obligations required under the Merger Agreement that it is required to perform or comply with on or prior to the expiration date of the Offer; (iv) there not having been a material adverse effect with respect to Poseida that is continuing as of the expiration of the Offer; and (v) no law or judgment, ruling, order, writ, injunction or decree (whether temporary, preliminary or permanent) enacted, promulgated, issued or entered by any governmental body (a “Restraint”) shall be in effect enjoining or otherwise preventing or prohibiting the making of the Offer or the consummation of the Merger or the Offer and no governmental body with competent jurisdiction having instituted any legal proceeding that would be a Restraint on any party’s ability to consummate the Offer or the Merger or that would be a Burdensome Condition (as defined in the Offer to Purchase). These and other conditions to the Offer are described in “The Offer—Section 15—Conditions to the Offer” in the Offer to Purchase.

To the extent permitted by law, Offeror and Parent reserve the right to waive (in whole or in part) certain of the conditions to the Offer, to increase the Offer Consideration or to make other changes to the terms and conditions of the Offer not inconsistent with the terms of the Merger Agreement, provided that without the consent of Poseida, Parent and Offeror may not (i) decrease the Offer Consideration, including by reducing the Cash Amount or the amount or number of any of the milestone payments underlying the CVR to be paid per Share; (ii) change the form of consideration payable in the Offer; (iii) reduce the number of Shares to be acquired in the Offer; (iv) amend or modify (x) any of the conditions to the Offer listed in “The Offer—Section 15—Conditions to the Offer” in the Offer to Purchase in a manner that is or would reasonably be expected to be adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or delay the consummation of the Offer or prevent, delay, or impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement and the CVR Agreement or (y) any other terms or conditions of the Offer in a manner that is or would reasonably be expected to be materially adverse to the holders of Shares or that would, individually or in the aggregate, reasonably be expected to prevent or materially delay the consummation of the Offer or prevent, materially delay, or materially impair the ability of Parent or Offeror to consummate the Offer, the Merger or the other transactions contemplated by the Merger Agreement and the CVR Agreement; (v) impose conditions to the Offer in addition to those listed in “The Offer—Section 15—Conditions to the Offer” in the Offer to Purchase; (vi) amend, modify or waive the Minimum Condition or the Regulatory Condition (other than waivers of the Regulatory Condition to the extent not related to specified jurisdictions); (vii) accelerate, extend or otherwise change any time period for the performance of any obligation of Offeror or Parent (including the expiration date of the Offer) other than pursuant to and in accordance with the Merger Agreement; (viii) take any action (or fail to take any action) that would result in the Merger not being permitted to be effected pursuant to Section 251(h) of the DGCL; (ix) provide any “subsequent offering period” within the meaning of Rule 14d-11 under the Securities Exchange Act of 1934, as amended (together with the rules and regulations promulgated thereunder, the “Exchange Act”); or (x) amend or modify the terms of the CVR or the CVR Agreement (other than in accordance with revisions requested by the Rights Agent that are not, individually or in the aggregate, detrimental to any person entitled to the receipt of a CVR in the transactions contemplated by the Merger Agreement).

Upon the terms and subject to the conditions set forth in the Offer, Offeror will accept for payment and pay for all Shares that are validly tendered and not validly withdrawn on or prior to one minute after 11:59 p.m., New York City time, on Tuesday, January 7, 2025, or in the event the Offer is extended or earlier terminated as permitted by the Merger Agreement, the latest time and date at which the Offer, as so extended, will expire (such time or such subsequent time to which the expiration of the Offer is extended in accordance with the Merger Agreement, the “Expiration Time”).

Pursuant to the terms of the Merger Agreement, if at the Expiration Time, any condition to the Offer has not been satisfied or waived, to the extent waivable in accordance with the Merger Agreement, Offeror will extend the Offer for one or more consecutive increments of up to ten business days each (or such longer period as Parent and Poseida may mutually agree) to permit such condition to be satisfied or waived, except that if, as of the applicable Expiration Time, all of the conditions to the Offer are satisfied or waived other than the Minimum Condition and those conditions which by their nature are to be satisfied at the expiration of the Offer, Offeror shall not be required to extend the Offer beyond the expiration date that immediately follows the satisfaction of the Regulatory Condition for more than four occasions, not to exceed an aggregate of 40 business days. In addition, Offeror will extend the Offer for any period required by any rule, regulation, interpretation or position of the SEC or its staff, any rule or regulation of the Nasdaq Stock Market or any law that is applicable to the Offer. Notwithstanding the foregoing, Offeror is neither obligated nor, in the absence of Poseida’s prior written consent, permitted, to extend the Offer beyond the Outside Date (as defined in the Offer to Purchase). In the event that the Merger Agreement is terminated, Offeror will promptly (and in any event within 24 hours) irrevocably and unconditionally terminate the Offer, not acquire any Shares pursuant thereto, and cause any depositary acting on its behalf to promptly return all tendered Shares to the registered holders thereof.

Any extension, termination or amendment of the Offer will be followed as promptly as practicable by a public announcement thereof, and such announcement in the case of an extension will be made no later than 9:00 a.m., New York City time, on the business day after the previously scheduled Expiration Time.

In order to take advantage of the Offer, you must either (i) complete and sign the Letter of Transmittal in accordance with the instructions in the Letter of Transmittal, have your signature guaranteed (if required by Instruction 1 to the Letter of Transmittal), mail or deliver the Letter of Transmittal (or a manually signed facsimile copy) and any other required documents to Citibank, N.A., the depositary for the Offer (the “Depositary”), and either deliver the certificates for your Shares along with the Letter of Transmittal to the Depositary or tender your Shares pursuant to the procedures for book-entry transfer set forth in “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase or (ii) request your broker, dealer, commercial bank, trust company or other nominee to effect the transaction for you. If your Shares are registered in the name of a broker, dealer, commercial bank, trust company or other nominee, you must contact such broker, dealer, commercial bank, trust company or other nominee to tender your Shares. If you desire to tender your Shares, and certificates evidencing your Shares are not immediately available or you cannot deliver such certificates and all other required documents to the Depositary or you cannot comply with the procedures for book-entry transfer described in “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase, in each case prior to the Expiration Time, you may tender your Shares by following the procedures for guaranteed delivery set forth in “The Offer—Section 3—Procedures for Tendering Shares” in the Offer to Purchase.

For purposes of the Offer, Offeror will be deemed to have accepted for payment Shares validly tendered and not validly withdrawn when, as and if Offeror gives oral or written notice of Offeror’s acceptance to the Depositary. Upon the terms and subject to the conditions to the Offer, Offeror will pay for Shares accepted for payment pursuant to the Offer by deposit of the aggregate Cash Amount therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payments and transmitting such payments to tendering stockholders. At or prior to the time Offeror accepts such tendered Shares for payment, Parent will execute the CVR Agreement with the Rights Agent governing the terms of the CVRs issued pursuant to the Offer. Neither Offeror nor Parent will be required to deposit any funds related to the CVRs with the Rights Agent unless and until such deposit is required pursuant to the terms of the CVR Agreement. Under no circumstances will Offeror pay interest on the Offer Consideration, regardless of any extension of the Offer or any delay in making such payment.

Except as otherwise provided in “The Offer—Section 4—Withdrawal Rights” in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. However, you may withdraw some or all of the Shares tendered pursuant to the Offer at any time prior to the Expiration Time as explained below. For your withdrawal to be effective, a written or facsimile transmission notice of withdrawal with respect to the applicable Shares must be timely received by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and such notice of withdrawal must specify the name of the person who tendered the Shares to be withdrawn, the number of Shares to be withdrawn and, if different from that of the person who tendered such Shares, the name of the registered holder of the Shares to be withdrawn. If certificates representing the Shares to be withdrawn have been delivered to the Depositary (except in the case of Shares tendered by an Eligible Institution (as defined in the Offer to Purchase)), a signed notice of withdrawal with signatures guaranteed by an Eligible Institution must be submitted before the release of such Shares. In addition, such notice must specify, in the case of Shares tendered by delivery of certificates to the Depositary, the serial numbers shown on the specific certificates evidencing the Shares to be withdrawn or, in the case of Shares tendered by book-entry transfer, the name and number of the account at The Depository Trust Company to be credited with the withdrawn Shares. Withdrawals of tendered Shares may not be rescinded, and Shares validly withdrawn will no longer be considered validly tendered. However, withdrawn Shares may be retendered at any time before the Expiration Time by again following any of the procedures described in the Offer to Purchase.

Subject to applicable law as applied by a court of competent jurisdiction, Offeror will determine, in its sole discretion, all questions as to the form of documents and the validity, eligibility (including time of receipt) and acceptance for payment of any tender of Shares, and its determination will be final and binding.

In general, your exchange of Shares for cash and CVRs pursuant to the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes and may also be a taxable transaction under applicable state, local or foreign income or other tax laws. The amount of gain or loss recognized, and the timing and character of such gain or loss, depend on the U.S. federal income tax treatment of the CVRs, with respect to which there is some uncertainty. The receipt of the Offer Consideration might be treated as either an “open transaction” or a “closed transaction” for U.S. federal income tax purposes. The installment method of reporting will not be available with respect to any gain attributable to the receipt of a CVR because the Shares are traded on an established securities market. You should consult your tax advisor about the specific tax consequences to you of exchanging your Shares for cash pursuant to the Offer in light of your particular circumstances. See “The Offer—Section 5—Certain U.S. Federal Income Tax Consequences” in the Offer to Purchase for a more detailed discussion of the tax consequences of the Offer and the Merger.

The information required to be disclosed by paragraph (d)(1) of Rule 14d-6 promulgated under the Exchange Act is contained in the Offer to Purchase and is incorporated herein by reference.

Poseida has provided to Offeror its list of stockholders and security position listings and certain other information regarding the beneficial owners of Shares for the purpose of disseminating the Offer to holders of Shares. The Offer to Purchase, the related Letter of Transmittal and other related materials will be mailed to record holders of Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominees whose names appear on Poseida’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The Offer to Purchase and the related Letter of Transmittal contain important information that should be read carefully before any decision is made with respect to the Offer.

Questions and requests for assistance and copies of the Offer to Purchase, the Letter of Transmittal and all other tender offer materials may be directed to the Information Agent at its address and telephone numbers set forth below and will be furnished promptly at Offeror’s expense. Neither Parent nor Offeror will pay any fees or commissions to any broker or dealer or any other person (other than to the Information Agent and the Depositary, as described in the Offer to Purchase) in connection with the solicitation of tenders of Shares pursuant to the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will, upon request, be reimbursed by Offeror for reasonable and necessary costs and expenses incurred by them in forwarding materials to their customers.

The Information Agent for the Tender Offer is:

7 Penn Plaza

New York, New York 10001

(212) 929-5500

or

CALL TOLL-FREE 1-800-322-2885

Email: tenderoffer@mackenziepartners.com

December 9, 2024

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